NOTICE

Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

1.	Names of parties to the transaction:

First Majestic Silver Corp. (“First Majestic”), Normabec Mining Resources Limited (“Normabec”) and Brionor Resources Inc. (“Brionor”).

2.	Description of the transaction:

The parties completed a business combination by way of court approved statutory plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act, pursuant to which each issued and outstanding common share of Normabec was exchanged for (a) 0.060425 common shares of First Majestic and (b) 0.25 common shares of Brionor. As a result of the transaction, Normabec became a wholly owned subsidiary of First Majestic.

The shares of Normabec were delisted from the TSX Venture Exchange on November 18, 2009. Normabec will make an application to cease to be a reporting issuer in the provinces of British Columbia, Alberta and Quebec.

As a result of the Arrangement, First Majestic became a reporting issuer in Quebec and Brionor became a reporting issuer in each of Alberta, British Columbia and Quebec.

3.	Effective date of the transaction:

November 13, 2009

4.	Names of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity:

See above.

5.	Date of the reporting issuer’s first financial year-end subsequent to the transaction:

First Majestic’s first financial year end subsequent to the transaction will be December 31, 2009. Brionor’s first financial year end subsequent to the transaction will be August 31, 2010.

6.

The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction:

First Majestic

Period	Comparative Period
Annual – December 31, 2009	December 31, 2008
First Quarter- March 31, 2010	March 31, 20009
Second Quarter- June 30, 2010	June 30, 2009

Third Quarter- September 30, 2010	September 30, 2009
Annual – December 31, 2010	December 31, 2009

Brionor

Period	Comparative Period
First Quarter – November 30, 2009	Not applicable
Second Quarter – February 28, 2010	Not applicable
Third Quarter – May 30, 2010	Not applicable
Annual – August 31, 2010	Not applicable

7.	The documents that were filed under National Instrument 51-102 that described the transaction and where those documents can be found in electronic format:

Material change reports filed pursuant to Section 7.1 of National Instrument 51-102 describing the transaction can be found under First Majestic’s and Normabec’s respective SEDAR profiles. A management information circular was mailed to the Normabec shareholders and can be found under Normabec’s SEDAR profile.

Dated: January 9, 2010.